Exhibit 16.1

Tel: 301-354-2500 Fax: 301-354-2501 www.bdo.com	12505 Park Potomac Ave, Suite 700 Potomac, MD 20854

July 12, 2023

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on July 11, 2023, to be filed by our former client, Urban One, Inc. We agree with the statements made in response to that item insofar as they relate to our Firm.

Very truly yours,

BDO USA refers to BDO USA, P.A., a Delaware professional service corporation, also doing business in certain jurisdictions with an alternative identifying abbreviation, such as P.C. or Corp.

BDO USA, P.A. is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.